UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

ThredUp Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

88556E102
(CUSIP Number)

Grace Jimenez c/o Park West Asset Management LLC 900 Larkspur Landing Circle, Suite 165 Larkspur, CA 94939 Telephone Number: (415) 524-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 88556E102
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Asset Management LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	9,215,989*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	9,215,989*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 9,215,989*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 44.5%*

14. Type of Reporting Person (See Instructions): IA

*The reported beneficial ownership is calculated based on the 12,000,000 shares of Class A common stock, par value $0.0001 (“Class A common stock”), of ThredUp Inc. (the “Issuer”) outstanding as of the filing date of this report. If the outstanding number of shares included both the Class A common stock and the 78,860,698 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), of the Issuer outstanding as of the filing date of this report, then the reported beneficial ownership percentage would be approximately 9.3%. The aggregate 9,215,989 shares of Class A common stock and Class B common stock held represents 10.9% of the aggregate combined voting power of the Issuer as of the filing date of this report. See Item 5 for additional information.

CUSIP No. 88556E102
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Investors Master Fund, Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	8,372,554*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	8,372,554*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 8,372,554*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 42.0%*

14. Type of Reporting Person (See Instructions): CO

*The reported beneficial ownership percentage is calculated based on the 12,000,000 shares of Class A common stock of the Issuer outstanding as of the filing date of this report, with the shares of Class A common stock issuable upon conversion of certain Class B common stock beneficially owned by a reporting person deemed to be outstanding for that reporting person but not for any other persons. If the beneficial ownership percentage were calculated assuming full conversion of the 78,860,698 shares of Class B common stock outstanding as of the filing date of this report. , the reported beneficial ownership percentage would be approximately 8.5%. The shares of Class A common stock and Class B common stock beneficially owned by the reporting person as of the filing date of this report represent approximately 9.9% of the aggregate combined voting power of Issuer. See Item 5 for additional information.

CUSIP No. 88556E102
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Partners International, Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	843,435*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	843,435*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 843,435*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 6.6%*

14. Type of Reporting Person (See Instructions): CO

*The reported beneficial ownership is calculated based on the 12,000,000 shares of Class A common stock of the Issuer outstanding as of the filing date of this report, with the shares of Class A common stock issuable upon conversion of certain Class B common stock beneficially owned by a reporting person deemed to be outstanding for that reporting person but not for any other persons. If the beneficial ownership percentage were calculated assuming full conversion of the 78,860,698 shares of Class B common stock outstanding as of the filing date of this report, the reported beneficial ownership percentage would be approximately 0.9%. The shares of Class A common stock and Class B common stock beneficially owned by the reporting person as of the filing date of this report represent approximately 1.0% of the aggregate combined voting power of the Issuer. See Item 5 for additional information.

CUSIP No. 88556E102
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Peter S. Park

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: United States of America

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	9,215,989*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	9,215,989*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 9,215,989*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 44.5%*

14. Type of Reporting Person (See Instructions): IN

* The reported beneficial ownership is calculated based on the 12,000,000 shares of Class A common stock of the Issuer outstanding as of the filing date of this report, with the shares of Class A common stock issuable upon conversion of certain Class B common stock beneficially owned by a reporting person deemed to be outstanding for that reporting person but not for any other persons. If the beneficial ownership percentage were calculated assuming full conversion of the 78,860,698 shares of Class B common stock outstanding as of the filing date of this report, the reported beneficial ownership percentage would be approximately 9.3%. The shares of Class A common stock and Class B common stock beneficially owned by the reporting person as of the filing date of this report represent approximately 10.9% of the aggregate combined voting power of the Issuer . See Item 5 for additional information.

CUSIP No. 88556E102

Item 1.       Security and Issuer:

The name of the issuer is ThredUp Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 969 Broadway, Suite 200, Oakland, California 94607.  This Schedule 13D relates to the Issuer’s Class A Common Stock, $0.0001 par value per share (the “Class A common stock “).

Item 2.	Identity and Background:.

(a), (f)	This report on Schedule 13D (this “Schedule 13D”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company; (ii) PWIMF; (iii) PWPI; and (iv) Peter S. Park, as controlling manager of PWAM (“Mr. Park” and, collectively with PWAM, PWIMF and PWPI, the “Reporting Persons”).

(b)	The principal business address for each of the Reporting Persons is c/o Park West Asset Management LLC, 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.

(c)	The principal business of Mr. Park is to act as the controlling manager of PWAM. The principal business of PWAM is to serve as investment manager to PWIMF and PWPI. The principal business of PWIMF and PWPI is investing in securities.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used to purchase the Class A common stock deemed to be beneficially owned by the Reporting Persons came from the working capital of private investment funds managed by PWAM.

The total cost of the Class A common stock that the Reporting Persons may be deemed to beneficially own is $66,999,997.

Item 4.	Purpose of Transaction.

Prior to the Issuer’s initial public offering, as a result of a series of private transactions with the Issuer, the Reporting Persons held an aggregate of 7,844,390 shares of the Issuer’s Series F Preferred Convertible Preferred Stock (“Series F Preferred Stock”) and 871,599 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”). Immediately prior to the closing of the Issuer's initial public offering, each share of Series F Preferred Stock automatically converted into one share of Common Stock on a one-for-one basis. Following this conversion, each share of Common Stock was reclassified into one share of Class B common stock, par value $0.0001 per share (“Class B common stock”) in an exempt transaction.

On March 26, 2021, in connection with the Issuer’s initial public offering, the Reporting Persons purchased an aggregate of 500,000 shares of Class A common stock.

The Reporting Persons acquired the securities reported herein based on the Reporting Persons’ belief that such securities represented an attractive investment opportunity.  The acquisitions were made in the ordinary course of the Reporting Persons’ investment activities and such securities are currently held for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock or other securities, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing their intention with respect to any and all matters referred to in Item 4.

The Reporting Persons may have further discussions with the Issuer’s management and members of the Issuer’s Board of Directors regarding operational, strategic, financial or governance matters with the intent of maximizing shareholder value.  In addition, the Reporting Persons may have discussions with other parties, including significant shareholders of the Issuer, regarding the Issuer and future plans of proposals with respect to the Issuer and its securities.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date of filing of this Schedule 13D, PWIMF held 455,301 shares of Class A common stock and 7,917,253 shares of the Issuer’s Class B common stock, and PWPI held 44,699 shares of Class A common stock and 798,736 shares of Class B common stock.

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) any transfer, whether or not for value, except for certain permitted transfers described in the Issuer’s amended and restated certificate of incorporation, or (ii), in the case of a stockholder who is a natural person, the death or incapacity of such stockholder. Each share of Class B common stock is entitled to ten votes per share, whereas each share of Class A common stock is entitled to one vote per share. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to the aforementioned conversion rights and voting rights.

The Reporting Persons’ aggregate reported beneficial ownership percentages of the Class A common stock are calculated based on 12,000,000 shares of Class A common stock outstanding as of the filing date of this report, with the shares of Class A common stock issuable upon conversion of Class B common stock beneficially owned by each Reporting Person deemed to be outstanding for that Reporting Person, but not for any other persons.

As a result of the foregoing, PWAM and Mr. Park may be deemed to beneficially own 9,215,989 shares of Class A common stock held in the aggregate by the PW Funds, for an aggregate beneficial ownership percentage of approximately 44.5% of the shares of Class A common stock deemed issued and outstanding as of the filing date of this report; PWIMF may be deemed to beneficially own 8,372,554 shares of such Class A common stock for an aggregate beneficial ownership percentage of approximately 42.0% of the shares of Class A common stock deemed issued and outstanding as of the filing date of this report; and PWPI may be deemed to beneficially own 843,435 shares of such Class A common stock for an aggregate beneficial ownership percentage of approximately 6.6% of the shares of Class A common stock deemed issued and outstanding as of the filing date of this report.

If the Reporting Persons’ beneficial ownership percentages of the Class A common stock were calculated assuming full conversion of the 78,860,698 shares of Class B common stock outstanding as of the filing date of this report, the reported beneficial ownership percentages of PWAM and Mr. Park, PWIMF, and PWPI would be approximately 9.3%, 8.5% and 0.9%, respectively. Further, the percentage reported does not reflect the ten for one voting power of the Class B common stock.

The shares of Class A common stock and Class B common stock beneficially owned by PWAM and Mr. Park, PWIMF, and PWPI as of the filing date of this report represent 10.9%, 9.9%, and 1.0%, respectively, of the aggregate combined voting power of the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the Class A common stock, or securities convertible into, exercisable for or exchangeable for, shares of Class A common stock in the last 60 days.

Each of Mr. Park and PWAM has shared power to vote or direct the vote of 9,215,989 shares of Class A common stock outstanding or issuable upon conversion of Class B common stock.  Each of Mr. Park and PWAM has shared power to dispose or direct the disposition of 9,215,989 of such shares.

PWIMF has shared power to vote or direct the vote of 8,372,554 shares of Class A common stock outstanding or issuable upon conversion of Class B common stock. PWIMF has shared power to dispose or direct the disposition of 8,372,554 of such shares.

PWPI has shared power to vote or direct the vote of 843,435 shares of Class A common stock outstanding or issuable upon conversion of Class B common stock. PWPI has shared power to dispose or direct the disposition of 843,435 of such shares.

Each of PWAM and Mr. Park specifically disclaims beneficial ownership in the shares of Class A common stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the shares of Class A common stock or any other securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement, dated as of April 5, 2021, by and between Park West Asset Management LLC, Park West Investors Master Fund, Limited, Park West Partners International, Limited and Peter S. Park.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2021
(Date)

PARK WEST ASSET MANAGEMENT LLC
By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST PARTNERS INTERNATIONAL, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).